Todos Medical Limited

1 Hamada Street

Rehovot Israel

February 26, 2016

VIA EDGAR

Suzanne Hayes, Assistant Director

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Todos Medical Limited

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted January 21, 2016

CIK No. 0001645260

Dear Ms. Hayes:

Todos Medical Limited (the “Company) is in receipt of your comment letter dated February 4, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Cover Page

1.	We note your response to our prior comment 1. Please include disclosure on your prospectus cover page to the effect that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please refer to Item 501 of Regulation S-K.

RESPONSE:	We have revised our prospectus cover page to disclose that the selling security holders will sell at a price of $0.20 per share until our shares are quoted on the OTCQB marketplace of OTC Link and thereafter at prevailing market prices or in transactions that are not in the public market at privately negotiated prices.

Prospectus Summary, page 6

2.

We note your response to our prior comments 2 and 3. Please expand your disclosures in your business section to further clarify the stages of clinical development in Israel and the United States and a description of your intended trials. For example, we note you discuss training and validating studies to be conducted in Israel and in the United States, however, the disclosure does not mention the approvals (i.e. IND) required by the FDA to conduct studies in the United States, the typical trial stages (e.g. Phase 1, 2 or 3) or any final authorization filing that would allow commercialization. In addition, please clarify that your current intended development plan may not receive FDA or Israeli approval for your intended trials or commercialization. Please make any corresponding changes to your risk factors and your prospectus summary.

Additionally, please clarify the approximate amount of additional funds necessary to conduct the studies and trials you describe. We note your response to prior comment 4 assumes you will receive $2 million. It is unclear to what extent you anticipate conducting the studies and trials in the event you raise substantially less than $2 million.

Suzanne Hayes, Assistant Director

Securities and Exchange Commission

February 26, 2016

RESPONSE:

We have expanded our disclosure regarding the stages of clinical development and a description of our intended trials. In addition, we have clarified that our current intended development plan may not receive regulatory approvals, including that of the FDA. We have made corresponding changes to our risk factors and prospectus summary.

We have clarified our plan of operations if we are unable to raise $2 million.

Past Clinical Studies, page 48

3.	We note your response to our prior comment 6. Please revise this disclosure to ensure lay readers will understand the meaning, significance and findings of the past clinical trials. For example, the primary endpoint of the first trial described on page 48, “TM-AL Method: Positive and negative definite diagnosis (scored 0/1 dichotomously) of acute leukemia by gold standard (clinical decision based on flow-cytometry, histology and pathology) in comparison to TM-AL analysis method and characterization of spectra features of acute leukemia” utilizes highly scientific terms:

RESPONSE:	We have revised our past clinical studies disclosure to replace the highly scientific terms with terms we believe lay readers will understand.

Compensation of Executive Officers and Directors, page 67

4.	In a comment conveyed in a telephone call between our counsel and an SEC staff member on February 4, 2016, the Company was asked to disclose the aggregate compensation paid by us to our directors and executive officers with respect to the year ended December 31, 2015.

RESPONSE:	We have revised our disclosure to disclose the aggregate compensation paid by us to our directors and executive officers with respect to the year ended December 31, 2015.

Sincerely,

Todos Medical Limited

By:	/s/ Rami Zigdon
Name:	Rami Zigdon
Title:	Chief Executive Officer